Society Pass Incorporated

80 Robinson Road, #17-01B,

Singapore 068898

VIA EDGAR

December 15, 2025

U.S. Securities & Exchange Commission

Office of Corporation Finance

Division of Corporation Finance

100 F Street, NE

Re:	Society Pass Incorporated
Registration Statement on Form S-1
Filed on December 11, 2025
File No. 333-292060

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Society Pass Incorporated hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:15 p.m., Eastern Time, on December 16, 2025, or as soon as thereafter practicable.

Very truly yours,
Society Pass Incorporated

By:	/s/ Raynauld Liang
Name:	Raynauld Liang
Title:	Chief Executive Officer

cc:	Lawrence S. Venick, Esq.
Loeb & Loeb LLP